Exhibit 99.4

Biodexa Pharmaceuticals PLC
1 Caspian Point
Caspian Way
Cardiff
CF10 4DQ

Biodexa Pharmaceuticals PLC

(Biodexa or the Company)

May 14, 2026

Dear Shareholder,

Annual General Meeting

Proposals to Reorganize Share Capital Without Affecting Shareholder's Rights or Number of ADSs Outstanding

With this letter you should have received a Notice of Annual General Meeting (AGM) which is scheduled to take place on June 17 at 11.00 UTC together with a Voting Card for the AGM.

There are a number of resolutions proposed, most of which are self-explanatory. Some resolutions, however, relate to changes in the share capital. The purpose of this letter is to explain the reasons for those changes and the impact on numbers of ordinary shares and your American Depositary Shares (ADSs).

On May 6, 2026, the latest practicable date before printing, the Company had outstanding 373,056,808,922 ordinary shares of nominal value £0.000001 each (Existing Ordinary Shares). Based on an Existing Ordinary Share / ADS ratio of 500,000:1, this equates to approximately 746,113 ADSs outstanding. The Company's current issued ordinary share capital consists of an exceptionally large number of ordinary shares. In the Board's view, this creates unnecessary complexity in the administration and reporting of the Company's share capital and in the processing of corporate actions. The proposed reorganization is intended to rationalize the Company's share capital by reducing the number of ordinary shares in issue, without altering shareholders' rights or proportionate ownership.

Accordingly, the Company is proposing a number of resolutions at the upcoming AGM which will have the effect of reducing the number of ordinary shares outstanding, creating a new class of E deferred shares (with negligible rights), retaining the same aggregate nominal value and adjusting the ordinary share / ADS ratio to maintain the same number of ADSs outstanding. The steps are as follows:

Resolution #	Ordinary shares outstanding before Resolution	Equivalent ADSs outstanding before Resolution	Impact of Resolution	Ordinary shares outstanding after Resolution	E deferred shares	Equivalent ADSs outstanding after Resolution
8.a	373,056,808,922	746,113	Reverse split (consolidate) every 10,000 Existing Ordinary Shares into one ordinary share of nominal value £0.01 (Consolidated Ordinary Share)	37,305,681		
8.b	37,305,681		Each Consolidated Ordinary Share is subdivided and redesignated into one ordinary share of £0.000001 each ("**New Ordinary Share**") and 9,999 E deferred shares	37,305,681	373,019,504,319	
Change ordinary share / ADS ratio from 500,000:1 to 50:1						746,113

t: +44 (0)29 20480180 | www.biodexapharma.com |
Registered in England & Wales, No. 09216368

2 For information regarding the treatment of any fractional shares, please see the Notice of Annual General Meeting. Resolutions 8 and 11, the latter being a change in the Company's articles to accommodate the creation of E deferred shares, are inter-conditional. Similarly, the change in ordinary share / ADS ratio will not be effected unless both Resolutions 8 and 11 pass. If the proposals pass, the ratio change will be effective on June 18, 2026. Accordingly, the Board of Biodexa unanimously recommends shareholders to vote in favor of all Resolutions to be proposed at the AGM. Sincerely, Stephen B. Parker Chairman